                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                                (AMENDMENT NO. 1)

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2006

Commission File Number: 000-51509

                            POINTS INTERNATIONAL LTD.

                           179 John Street, 8th Floor
                                Toronto, Ontario
                                     M5T 1X4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        POINTS INTERNATIONAL LTD.

April 7, 2006


                                        By: /s/ Steve Yuzpe
                                            ------------------------------------
                                            Steve Yuzpe
                                            Chief Financial Officer

                            POINTS INTERNATIONAL LTD.
                                      6-K/A
                                (AMENDMENT NO. 1)

Explanatory Note: This Amendment No. 1 to Form 6K/A is being filed to replace the Management Information Circular that was inadvertently filed as part of Exhibit No. 1 to the Form 6-K that was filed by the registrant on April 3, 2006.

All other information filed in the 6-K remains in effect.

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------
   1      Management Information Circular